Exhibit 2

SCHEDULE A
(Shares Owned Outright)

Name of Seller: Seymour & Evelyn Holtzman

Sale of Owned Stock
Designated Sale Period From To		Authorized Number of Owned Shares	Net Limit Price ($) or "Market" Price (select one):
December 27, 2006	May 1, 2007	900,000	Minimum of $13.50

1.     Instructions: In column (a), state the first and last date on which the Shares are authorized to be sold during the Designated Sale Period (Stock sales may occur on or between these dates). The “To” column may be left blank in which case the Designated Sale Period will last until this Instruction terminates.

In column (b), state the maximum number of shares authorized to be sold at the designated price during the Designated Sale Period. Do not aggregate with amounts authorized to be sold at a lower price during the same Designated Sale Period.

In column (c), write either (i) a dollar price which is the minimum price (the “Net Limit Price”) at which Stock is authorized to be sold, or (ii) the word “market” if Stock is to be sold at the then-prevailing market price per share during the Designated Sale Period. If a Net Limit Price is instructed, I understand that my order(s) will be executed only when Deutsche Bank Alex. Brown can sell at a price equal or higher than my minimum price(s) plus the mark-up.

2.     I am subject to Rule 144 filing requirements and, if applicable, I have provided signed documents to be filed on my behalf.